

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

January 9, 2014

VIA E-MAIL

Ndenisarya M. Bregasi
K&L Gates LLP
1601 K Street, NW
Washington, DC 2006-1600

> Re: Legg Mason Global Asset Management Variable Trust
> Legg Mason BW Absolute Return Opportunities VIT
> Initial Registration Statement on Form N-1A
> File Nos. 333-192838 and 811-22910

Dear Ms. Bregasi:

The staff has reviewed the above-referenced registration statement, which the Commission received on December 13, 2013. The registration statement received a selective review. Based on this review, we have the following comments on the filing. Although page numbers identified in the letter refer to the Class I prospectus, each comment applies to both the Class I and Class II prospectuses.

1. <u>Fees and Expenses of the Fund</u>, page 2

   Please confirm supplementally, if applicable, that an estimate of the expenses associated with short sales is included in Other Expenses.

2. <u>Expense Example</u>, page 2

   Please confirm supplementally that the example reflects the expense reimbursement only for the period of time that the reimbursement is in place.

3. <u>Principal Investment Strategies</u>, page 3

   a. In the third sentence of the third paragraph, please delete "are invested".

   b. In the fifth paragraph, please briefly define the term "duration," and clarify that duration measures sensitivity to interest rates and not time.

c. Please disclose in this section (as you do on page 9) that the fund may invest in securities of any maturity.

d. With respect to the fund's use of derivatives, please note that the Commission issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Act. *See* Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (*e.g.*, total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

e. Please confirm that all derivative transactions that the fund intends to invest in as part of its principal investment strategies are listed in this section.

4. Certain Risks, pages 4-6

a. Please change "certain" to "principal" in the heading and introductory paragraph. *See* Item 4(b) of Form N-1A.

b. Risk of increase in expenses - Please consider the accuracy of the last sentence of this risk disclosure given the objective and strategies of the fund.

c. Funds of funds investments risk - The fee table does not disclose any acquired fund fees and expenses, which indicates the fund is not expected to have significant investments in underlying funds over the next year. Accordingly, please consider whether Fund of funds investment risk is a principal risk of investing in the fund.

5. More on the fund's investment strategies, investments and risks, page 9

a. Please disclose, as you do in the SAI, that shareholders will be given 60 days' prior written notice if the Board of Trustees decides to change the fund's investment objective.

b. Please revise the disclosure so that it is clear that the investment strategies, investments and risks listed in the prospectus are principal investment strategies, investments and risks of investing in the fund. *See* Item 9(b) and 9(c) of Form N-1A.

6. Related Performance, page 25

a. Please reverse the presentation of the composite performance so that net results are more prominent than gross results.

b. Please revise footnote ** to the table to: (a) define GIPS; and (b) disclose that the method used to calculate performance differs from the standardized SEC method.

c. Please advise supplementally the appropriateness of the comparison index. In this regard, we note that the retail version of the fund, the Legg Mason BW Absolute Return Opportunities Fund, uses the Citigroup 3-month U.S. T-Bill Index as its benchmark.

d. Please consider whether it is appropriate to reflect after tax performance for a fund that will be offered as an investment option under variable contracts and qualified plans.

e. Please confirm supplementally that the investment adviser will maintain records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

7. Item 24. Financial Statements and Exhibits

a. Please provide Powers of Attorney that relate specifically to the filing. *See* Rule 483(b) of the Securities Act of 1933.

b. Please file a copy of the expense limitation agreement between the fund and its manager as an exhibit to the registration statement.

8. Financial Statements, Exhibits, and Other Information

a. All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the Investment Company Act of 1940.

b. Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

* * * ** ** * * * * * * * * * * *

Responses to these comments should be made in a letter to me and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please phone me at (202) 551-6751. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-8629.

Ndenisarya M. Bregasi
K&L Gates LLP

Sincerely,

/s/ Alison White

Alison White
Senior Counsel
Disclosure Review Office #3